Exhibit 99.1

Royal Bank of Canada to repurchase up to 45 million of its common shares

TORONTO, December 6, 2021 — Royal Bank of Canada (the Bank) (“RY” on TSX and NYSE) today announced that the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI) have approved its normal course issuer bid to purchase, for cancellation, up to 45 million of its common shares.

Purchases under the normal course issuer bid may commence on December 8, 2021 and continue until December 7, 2022, when the bid expires, or such earlier date as the Bank may complete its purchases pursuant to the notice of intention filed with the TSX. Purchases may be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and other designated exchanges and alternative Canadian trading systems. The price paid for any such repurchased shares will be the prevailing market price at the time of acquisition.

The maximum number of shares that may be repurchased for cancellation represents approximately 3.16% of the 1,425,279,101 common shares issued and outstanding as at November 26, 2021. The amount of purchases on the TSX on any given day will not exceed 848,650 common shares, which is 25% of the average daily trading volume on the TSX for the six months ending November 30, 2021. The average daily trading volume of the Bank’s shares on the TSX for that six-month period, calculated in accordance with the rules of the TSX for the purposes of the bid, was 3,394,600 shares.

The normal course issuer bid will give us the flexibility to manage the Bank’s capital position while generating shareholder value.

The Bank will establish an automatic share purchase plan on December 8, 2021, under which its broker, RBC Dominion Securities Inc., may periodically purchase its common shares pursuant to the bid within a defined set of criteria. The actual number of common shares purchased under the automatic share purchase plan, the timing of purchases, and the price at which the common shares are bought will depend upon future market conditions.

The Bank’s previous normal course issuer bid for the purchase of 20,000,000 shares commenced on March 2, 2020 and expired on March 1, 2021. The Bank repurchased 400,000 shares under such bid on the open market at a volume weighted average price of approximately $98.74 per share. In accordance with OSFI’s announcement on March 13, 2020 of its expectation that banks not undertake share buybacks as part of the measures put in place during the COVID-19 pandemic, the Bank did not repurchase any shares under the bid from March 13, 2020 through to its expiry.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the normal course issuer bid by Royal Bank of Canada. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, legal and regulatory environment, and systemic risks and other risks discussed in the risk sections and Impact of COVID-19 pandemic section of our annual report for the fiscal year ended October 31, 2021 (the 2021 Annual Report); including business and economic conditions, information technology and cyber risks, environmental and social risk (including climate change), digital disruption and innovation, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third-party related risks, regulatory changes, culture and conduct, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, environmental and social risk, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business operations, and financial results, condition and objectives. In addition, as we work to advance our climate goals, external factors outside of RBC’s reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, and technological advancements, the evolution of consumer behavior, the challenges of balancing interim emissions goals with an orderly and just transition, and other significant considerations such as legal and regulatory obligations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2021 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Additional information about these and other factors can be found in the risk sections and Impact of COVID-19 pandemic section of our 2021 Management’s Discussion and Analysis.

Investor Contacts:

Asim Imran, Investor Relations, 416-955-7804

Media Contact:

Fiona McLean, Corporate Communications, 437-778-3506